SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated November 01, 2006, related to the Mirador Mill Equipment Agreement Signed with Metso

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release	November 01, 2006
TSX: CTQ, AMEX: ETQ

MIRADOR MILL EQUIPMENT AGREEMENT SIGNED WITH METSO

Delivery schedule meets development timeline

Vancouver, BC., November 01, 2006 - Corriente announced today that it has signed a Letter of Intent (LOI) with Metso Brasil Industria e Comercio Ltda. to supply the major components of the processing facility at the Mirador copper-gold project in Ecuador. The LOI quotes an equipment package totaling over US$27 Million, which includes a crusher, SAG mill and Ball mill. Signing of this critical LOI allows Corriente to stay on its path to complete construction of the Mirador project in late 2008 with commissioning by the end of the year. According to Ken Shannon, CEO of Corriente, "The availability of key mill components is one of the major bottlenecks facing new mine developments around the world. We are pleased to be able to reach reasonable economic terms with Metso and at the same time to be assured the equipment will be delivered to meet the scheduled mine start-up at the end of 2008."

ABOUT METSO

Metso Brasil Industria e Comercio Ltda. is an operating unit of the Metso Minerals business area of Metso Corporation. Metso Minerals is the global market leader in rock and minerals processing systems as well as in recycling systems for metals and construction materials. Its offerings cover crushing and screening from unit crushers, screens and conveyors to complete fixed and mobile plants. Minerals processing products include grinding mills, minerals enrichment and upgrading equipment, pumps and materials handling. Metso Minerals also delivers metal recycling systems, as well as spare and wear parts and aftermarket services. Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. www.metso.com

ABOUT CORRIENTE

Corriente is a copper-gold development company moving towards construction of a starter operation at its Mirador copper-gold operation. Corriente has completed an Environmental Impact Assessment for initial operations at Mirador and in May 2006 completed a major equity financing for the project. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our website at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .

520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 01, 2006
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer